SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                        DOBI Medical International, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   256058 10 8
                                 (CUSIP Number)

                                Martin L. Solomon
                              1643 Brickell Avenue
                                   Suite 4902
                                 Miami, FL 33129
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     * The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 256058 10 8
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1    NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS

     Martin Solomon
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States of America
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                   7    SOLE VOTING POWER

                        4,463,636
Number of          -------------------------------------------------------------
Shares Bene-       8    SHARED VOTING POWER
ficially
Owned by                0
Reporting          -------------------------------------------------------------
Person With        9    SOLE DISPOSITIVE POWER

                        4,463,636
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,463,636
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

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

Item 1.  Security and Issuer.

     The class of securities to which this statement relates is Common Stock, $0.0001 par value (the "DOBI Common"), of DOBI Medical International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1200 MacArthur Boulevard, Mahwah, New Jersey 07430.

Item 2.  Identity and Background.

     Names of Person Filing:

     (a) This statement is filed on behalf of Martin Solomon as an initial statement on Schedule 13D (the "Reporting Party").

     (b) Mr. Solomon's business address is 1643 Brickell Avenue, Suite 4902, Miami, FL 33129.

     (c) Mr. Solomon is an investor and the controlling person of Haslemere Partners L.P., a Delaware limited partnership having the same address as Mr. Solomon ("Haslemere"). Fifty percent (50%) of the shares of DOBI Common and warrants to purchase DOBI Common described herein are held in the name of Haslemere.

     (d) Mr. Solomon has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Solomon has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Solomon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Concurrent with the closing of the Issuer's December 9, 2003 reverse merger transaction with Lions Gate Investment Limited, a Nevada corporation, at the December 2003 closing of the first tranche of a private placement transaction with the Issuer, the Reporting Party acquired 2,000,000 shares of DOBI Common for $1.00 per share and three-year warrants to purchase an additional 500,000 shares of DOBI Common at an exercise price of $1.54 per share. As an inducement to enter into the foregoing transaction, the Reporting Party received an additional 400,000 shares of DOBI Common from Verus International Group
Limited, the Issuer's financial advisor.

     In connection with the December 17, 2004 closing of the second tranche of the foregoing private placement, the Reporting Party acquired 1,090,908 shares of DOBI Common for $0.50 per share and three-year warrants to purchase an additional 272,728 shares of DOBI Common at an exercise price of $1.54 per share. As an inducement to enter into the foregoing transaction, the Reporting Party received three-year warrants to purchase an additional 200,000 shares of DOBI Common at an exercise price of $1.54 per share from Verus International Group Limited, the Issuer's financial advisor.

Item 4.  Purpose of Transaction.

     The Reporting Party has acquired the DOBI Common beneficially owned by him directly and, by virtue of his control of Haslemere, indirectly, for investment purposes. Except as indicated in this Schedule 13D, the Reporting Party currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the above date, the Reporting Party beneficially owns, directly and/or indirectly through acquisitions by Haslemere, 4,463,636 shares, or 9.9%, of the DOBI Common.

     (b) Through his control of Haslemere, the Reporting Party holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

     (c) None

Mr. Solomon disclaims beneficial ownership of the shares of DOBI Common set forth herein for purposes other than United States securities law purposes.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     As an inducement to the Reporting Party purchasing the shares of DOBI Common described herein, the Reporting Party and/or Haslemere received from Verus International Group Limited, the Issuer's financial advisor, an aggregate of 400,000 additional shares of DOBI Common and warrants to purchase an additional 200,000 shares of DOBI Common at an exercise price of $1.54 per share, which shares and warrants are included in those shares of DOBI Common held by the Reporting Party and set forth in this statement. All or a portion of the shares of DOBI Common hereunder have the benefit of registration rights under a registration statement currently on file with the Securities and Exchange Commission.

     Except as indicated in this Schedule 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

     None.


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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 13, 2005
                                             /s/ MARTIN L. SOLOMON
                                             -----------------------------
                                             Martin L. Solomon

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